[LOGAN'S ROADHOUSE LETTERHEAD]

November 21, 2006

VIA EDGAR CONFIDENTIAL CORRESPONDENCE FILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	LOGAN'S ROADHOUSE, INC.
      REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-135766)
NOTICE OF WITHDRAWAL

Dear Ladies and Gentlemen:

The undersigned registrant hereby requests withdrawal of the above-referenced Registration Statement, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 14, 2006. The Registration Statement has not been declared effective. No securities were sold under the Registration Statement.

On October 30, 2006, CBRL Group, Inc., the parent of the registrant, announced that it had executed a definitive agreement to sell the registrant to a group of private equity investors. As a result of the anticipated sale, the registrant does not intend to cause the Registration Statement to become effective and hereby makes application for withdrawal of the Registration Statement on such grounds.

If you have any questions regarding this application for withdrawal, please contact Lauren W. Anderson, Esq., of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at (615) 726-5600.

                    Sincerely,

                    LOGAN's ROADHOUSE, INC.
                    /s/ G. Thomas Vogel
                    G. Thomas Vogel
                    President and Chief Executive Officer

cc:	Lauren W. Anderson, Esq., Baker, Donelson, Bearman, Caldwell & Berkowitz, PC